Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2025 and 2024

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

Statements of Net Assets Available for Benefits as of April 30, 2025 and 2024	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended April 30, 2025	5
Notes to the Financial Statements	6-9

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500
Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of April 30, 2025	10

SIGNATURES	11

EXHIBIT INDEX
23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Daktronics, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan (the "Plan") as of April 30, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended April 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2025 and 2024, and the changes in net assets available for benefits for the year ended April 30, 2025, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of April 30, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
September 23, 2025

We have served as the auditor of the Plan since 2017.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2025 AND 2024

	Year Ended
	April 30, 2025	April 30, 2024
Assets
Participant directed investments at fair value	$259,254,398	$232,427,740

Receivables:
Notes receivable from participants	2,493,218	2,294,637
Employer contributions	813,073	754,597
	3,306,291	3,049,234
Total assets	262,560,689	235,476,974

Liabilities
Excess contributions payable	102,281	150,396
Total liabilities	102,281	150,396

Net assets available for benefits	$262,458,408	$235,326,578

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED APRIL 30, 2025

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$23,786,105
Other income	41,474
Dividends	3,004,138
26,831,717

Interest income on notes receivable from participants	166,657

Contributions:
Participants	11,453,404
Employer	3,523,022
Rollover	430,699
15,407,125
Total additions	42,405,499

DEDUCTIONS:
Benefits paid to participants	15,012,538
Administrative expenses	261,131
Total deductions	15,273,669
Increase in net assets	27,131,830

Net assets available for benefits:
Beginning of year	235,326,578
End of year	$262,458,408

See notes to financial statements

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) Plan (the “Plan”) is provided for informational purposes only. Participants should consult the Plan document for a complete description of the Plan’s terms and provisions.

General: The Plan is a defined contribution plan covering substantially all U.S.-based employees of Daktronics, Inc. (the “Plan Sponsor”) and its subsidiaries (collectively, the “Company”) who have attained age 21 and satisfied applicable service requirements. Eligibility for both employee and employer contributions begins after 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership component under the Internal Revenue Code of 1986 (the “Code”), applicable to investments in the Daktronics, Inc. common stock fund. This component provides participants with rights including voting shares, electing dividend pass-throughs, and receiving distributions in the form of Daktronics, Inc. common stock.

Effective May 21, 2021, Principal Trust Company serves as the Plan trustee.

Administration: The Company has designated an Administrative Committee to oversee daily operations of the Plan and an Investment Committee to manage and monitor Plan investments.

Participant contributions: Participants may elect to defer a portion of their eligible compensation into the Plan, subject to Code limitations. These deferrals are made through payroll deductions and invested per participant direction. Participants age 50 or older may make catch-up contributions, also subject to Code limits.

The Plan also accepts rollover contributions from other qualified retirement plans, which are invested according to participant instructions.

Employer contributions: For fiscal year 2025, the Company matched 50 percent of the first 6 percent of eligible compensation contributed by participants. Matching contributions are invested per participant direction and are recorded when earned.

Participant accounts: Each participant’s account reflects employee contributions, employer matching contributions, investment earnings and losses, withdrawals, and allocated administrative expenses. Expense allocations are based on account balances. Participants are entitled to their vested account balances.

Vesting: Participants are immediately vested in their own contributions, including rollovers, and related earnings. Employer matching contributions vest at 20 percent per year, reaching full vesting after five years of credited service. Employees joining the Company through acquisition may receive service credit for prior employment when determining eligibility and vesting.

Payment of benefits: Distributions of vested account balances are made upon retirement, disability, death, or termination of employment. Distributions are reduced by any outstanding loan balances. Hardship withdrawals are permitted under Internal Revenue Service (“IRS”) guidelines and require exhaustion of all other distribution and loan options. Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan and were not paid as of April 30, 2025 or 2024.

Investment fund information: Participants may direct their contributions into a variety of investment options, including mutual funds, common collective trusts, and Daktronics, Inc. common stock. Investment elections may be changed daily.

Notes receivable from participants: Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance. Loans are secured by the participant’s account and bear interest at the prime rate as determined by the Trustee. Loan terms range from one to five years, or longer for primary residence purchases. Repayment is made via payroll deductions. Loans are recorded at unpaid principal plus accrued interest. If a loan is deemed a distribution due to nonpayment, the balance is reduced and a benefit payment is recorded. As of April 30, 2025, loans mature through February 24, 2034, with interest rates ranging from 3.3 to 8.5 percent.

Excess contributions refundable: Amounts refundable to participants for excess contributions totaled $102,281 and $150,396 as of April 30, 2025 and 2024, respectively.

Forfeited accounts: Forfeitures of non-vested balances totaled $72,248 and $48,227 for the years ended April 30, 2025 and 2024, respectively, and were used to offset employer contributions. Unallocated forfeiture balances were $7,729 and $9,068 as of April 30, 2025 and 2024, respectively.

Administrative expenses: Administrative expenses, including investment management, legal, and audit fees, are paid by the Plan and netted against investment returns.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are stated at fair value. Fair value is determined based on quoted market prices as of the last business day of the Plan year. Investments in common collective trusts are valued at net asset value, which is determined using the estimated fair value of the underlying assets held by the trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments sold during the year, as well as unrealized gains and losses on investments held at year-end.

New Accounting Pronouncements: No new accounting pronouncements adopted during the fiscal year ended April 30, 2025 had a material impact on the financial statements or the accompanying notes included in this Form 11-K.

NOTE 3. FAIR VALUE MEASUREMENT

The Plan follows the guidance of Accounting Standards Codification ("ASC") 820, Fair Value Measurement, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs within the fair value hierarchy are as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs are observable, either directly or indirectly, other than quoted prices included in Level 1. These may include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other market-corroborated inputs.

Level 3 – Inputs are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

The following tables present the Plan’s assets measured at fair value as of April 30, 2025 and 2024, categorized by level within the fair value hierarchy. There were no transfers between levels of the fair value hierarchy during the years ended April 30, 2025 and 2024.

	Assets at Fair Value as of April 30, 2025
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$22,219,583	$—	$—	$22,219,583
Mutual funds:
Equity	125,518,217	—	—	125,518,217
Fixed income	9,170,114	—	—	9,170,114
Balanced	74,469,923	—	—	74,469,923
	$231,377,837	$—	$—	$231,377,837
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Principal Stable Value Z Fund*				10,304,183
Principal/Blackrock S&P 500 Index CIT N Fund*				17,572,378
Total Investments at Fair Value				$259,254,398

	Assets at Fair Value as of April 30, 2024
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$20,053,408	$—	$—	$20,053,408
Mutual funds:
Equity	118,400,972	—	—	118,400,972
Fixed income	6,471,064	—	—	6,471,064
Balanced	63,999,581	—	—	63,999,581
	$208,925,025	$—	$—	$208,925,025
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Principal Stable Value Z Fund*				9,121,101
Principal/Blackrock S&P 500 Index CIT N Fund*				14,381,614
Total Investments at Fair Value				$232,427,740

*Indicates a party-in-interest as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA")

**Certain investments are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient. These investments have not been classified within the fair value hierarchy established by ASC 820. The fair value amounts presented in the accompanying table are included to facilitate reconciliation of the fair value hierarchy to the amounts reported in the Statement of Net Assets Available for Benefits.

Classification within the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement of the asset. For instruments classified as Level 1 or Level 2, fair value measurements rely primarily on observable market data, resulting in minimal judgment. Instruments classified as Level 3 involve significant management judgment due to the absence of observable market inputs.

The Plan periodically reviews and updates its fair value hierarchy classifications. Changes in the observability of inputs may result in reclassification between levels within the hierarchy.

The following describes the valuation techniques and inputs used for each major class of investment measured at fair value:

Daktronics, Inc. common stock: Fair value is based on quoted market prices in active markets for identical securities.

Mutual funds: Fair value is determined using the closing NAV per share as reported on the active market on the valuation date.

Common collective trusts: The Plan’s investment options include the Principal Stable Value Z Fund and the Principal/BlackRock S&P 500 Index CIT N Fund.

Principal Stable Value Z Fund: This fund invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by financial institutions, with excess cash held in cash equivalents. The fund seeks capital preservation and stable returns regardless of market volatility. Fair value is estimated using NAV as a practical expedient, which reflects the value of the underlying assets less liabilities. The NAV is not used if it is probable that the investment will be sold for an amount materially different from NAV. Participant transactions may occur daily. Full redemptions may be temporarily delayed by the issuer to ensure orderly liquidation. There are no current redemption restrictions or unfunded commitments.

Principal/BlackRock S&P 500 Index CIT N Fund: This index fund invests in equity securities of companies comprising the S&P 500 Index through one or more underlying collective investment funds managed by BlackRock Institutional Trust Company, N.A. Fair value is determined using NAV as reported by the fund manager, based on recent transaction prices. The fund permits daily redemptions at NAV without advance notice.

NOTE 4. PLAN TERMINATION

Under the terms of the Plan, the Plan Sponsor reserves the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. As of the date of this filing, the Plan Sponsor has not expressed any intent to terminate the Plan. In the event of Plan termination, all participants would become fully vested in their account balances.

NOTE 5. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 8, 2014, affirming that the Plan qualifies under Section 401(a) of the Code and that the related trust is exempt from federal income taxation under Section 501(a) of the Code. Once qualified, the Plan must operate in compliance with the Code to maintain its tax-qualified status. The Plan Administrator believes the Plan, as amended, continues to operate in compliance with the applicable requirements of the Code and, therefore, remains qualified and the related trust remains tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if it is more likely than not that a tax position would not be sustained upon examination by the IRS. Plan management has reviewed the tax positions taken by the Plan and has concluded that there are no uncertain tax positions requiring recognition in the financial statements.

The Plan is subject to routine audits by taxing authorities; however, there are currently no audits in progress for any tax periods. The Plan Administrator believes the Plan is no longer subject to income tax examinations for periods prior to April 30, 2021.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. These securities are subject to a range of risks, including interest rate risk, market risk, and credit risk. Due to the nature of these risks, it is at least reasonably possible that changes in the fair value of investment securities could occur in the near term and that such changes may materially affect participants’ account balances and the amounts reported in the financial statements.

As of April 30, 2025 and 2024, investments in Daktronics, Inc. common stock represented approximately 8.5 percent of net assets available for benefits in each respective year. Fluctuations in the market price of Daktronics, Inc. common stock may continue to have a material impact on participants’ account balances and the overall net assets available for benefits.

NOTE 7. RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in common collective trusts that are administered or managed by Principal Financial Group, the Plan’s trustee. In addition, the Plan permits participant loans and includes investments in the common stock of Daktronics, Inc. These transactions qualify as party-in-interest transactions under ERISA, but are exempt from the prohibited transaction provisions pursuant to statutory and regulatory exemptions.

As of April 30, 2025 and 2024, the Plan held 1,750,952 and 2,122,054 shares, respectively, of Daktronics, Inc. common stock. During the years ended April 30, 2025 and 2024, purchases of Daktronics, Inc. common stock by the Plan totaled $655,031 and $671,564, respectively, while sales totaled $6,166,722 and $3,930,146, respectively.

NOTE 8. SUBSEQUENT EVENTS

The Plan has evaluated events occurring subsequent to April 30, 2025 through September 23, 2025, the date the financial statements were filed with the Securities and Exchange Commission. Based on this evaluation, management has determined that no events occurred during this period that require recognition or disclosure in the accompanying financial statements.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2025

Identity of Issue, Borrower,
Lessor, or Similar Party	Shares	Current Value (2)
Common Stock:
Daktronics, Inc. common stock (1)	1,750,952	$22,219,583
Common Collective Trusts:
Principal Stable Value Z Fund (1)	401,496	10,304,183
Principal/BlackRock S&P 500 Index CIT N Fund (1)	68,059	17,572,378
		27,876,561
Mutual Funds:
American Funds EuroPacific	213,547	12,110,254
John Hancock Disciplined Value Fund	187,703	4,138,842
John Hancock Disciplined Value Mid Cap Fund	381,632	9,849,912
JP Morgan Large Cap Growth -R6	520,710	40,776,769
T Rowe Price Mid-Cap Growth Fund	155,424	14,314,584
T Rowe Price Small Capitalization Fund	225,353	11,770,168
Investment Company of America - R6 (Large cap fund)	368,398	20,545,534
Vanguard Mid Cap Index-ADM	17,917	5,684,581
Vanguard Small Cap Index FD-ADM	44,776	4,638,781
Vanguard Total Int ST IDX-AD	49,136	1,688,792
Pimco Total Return Fund (Bond fund)	765,874	6,632,471
Vanguard Total BD MKT INDX-ADM	262,696	2,537,643
Vanguard Balances Index FD-I	366,362	17,090,805
Vanguard Target Retirement Inc	38,130	507,895
Vanguard Target Retirement 2020	25,864	698,582
Vanguard Target Retirement 2025	137,525	2,611,599
Vanguard Target Retirement 2030	146,985	5,631,014
Vanguard Target Retirement 2035	203,840	4,934,975
Vanguard Target Retirement 2040	196,660	8,558,660
Vanguard Target Retirement 2045	319,781	9,532,662
Vanguard Target Retirement 2050	220,569	11,032,844
Vanguard Target Retirement 2055	163,710	9,135,005
Vanguard Target Retirement 2060	80,644	4,147,529
Vanguard Target Retirement 2065	8,741	294,919
Vanguard Target Retirement 2070	10,957	293,434
		209,158,254
Participant loans (with interest rates ranging from 3.3 to 8.5 percent, maturing through February 2034)(1)		2,493,218
		$261,747,616

(1) Indicates a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and therefore is not included.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

/s/ Howard I. Atkins
Howard I. Atkins
Acting Chief Financial Officer

September 23, 2025